                                                                    EXHIBIT 99.A

Centex Corporation and Subsidiaries

FINANCIAL HIGHLIGHTS
================================================================================

                                                                         For the Years Ended March 31,
                                                ======================================================================
                                                   1995            1994          1993            1992          1991
                                                ----------------------------------------------------------------------
                                                                (Amounts in thousands, except per share data)
Revenues                                        $3,277,504     $3,039,709     $2,363,325      $2,028,646    $2,089,110
Earnings Before Income Taxes                    $  145,788     $  135,013     $   91,759      $   45,852    $   56,582
Net Earnings                                    $   92,248     $   85,162     $   61,038      $   34,557    $   43,605
Debt                                            $  427,381     $  429,470     $  368,988      $  298,508    $  267,946
Stockholders' Equity                            $  668,227     $  668,659     $  578,415      $  518,494    $  483,677
Average Shares Outstanding                          30,327         32,790         32,016          31,252        30,813
Earnings Per Share                              $     3.04     $     2.60     $     1.91      $     1.11    $     1.42
Cash Dividends Per Share                        $      .20     $      .20     $      .20      $      .20    $      .20
Book Value Per Share At Year End                $    23.80     $    21.12     $    18.57      $    16.99    $    16.07

     Net Earnings and Earnings Per Share for fiscal 1995 include $37.5 million and $1.23, respectively, related to the April 1994 Initial Public Offering (IPO) of 51% of the stock of Centex Construction Products, Inc. See Note C to financial statements.

     Debt represents Centex Corporation's debt with the mortgage company and savings and loan association reflected on the equity method versus consolidation. See Note A to financial statements.

STOCK PRICES AND DIVIDENDS
================================================================================


                                              Year Ended March 31, 1995          Year Ended March 31, 1994
                                          ================================   ================================
                                                Price                              Price
                                          ------------------                 ------------------
                                           High        Low       Dividends    High        Low       Dividends
                                          -------    -------     ---------   -------    -------     ---------
QUARTER
First                                     $32 3/8    $23 7/8       $.05       $35 1/2   $27 1/2        $.05
Second                                    $26 7/8    $22 3/8       $.05       $42 5/8   $32 1/2        $.05
Third                                     $23 7/8    $20 1/4       $.05       $44 5/8   $36 7/8        $.05
Fourth                                    $25 7/8    $22 1/2       $.05       $45 5/8   $30 7/8        $.05

     The common stock of Centex Corporation is traded on the New York Stock Exchange (ticker symbol CTX) and The International Stock Exchange (London). The approximate number of record holders of the common stock of Centex Corporation at May 12, 1995 was 2,050.

     On November 30, 1987, Centex Corporation distributed as a dividend to its stockholders securities relating to Centex Development Company, L.P. (see Note H to the Consolidated Financial Statements of Centex Corporation and Subsidiaries). Since this distribution, such securities have traded in tandem with, and as a part of, the common stock of Centex Corporation.

     Amounts represent cash dividends per share paid by Centex Corporation on the common stock of Centex Corporation. 3333 Holding Corporation has paid no dividends on its common stock since its incorporation.

Centex Corporation and Subsidiaries

CONSOLIDATED REVENUES AND OPERATING EARNINGS BY LINE OF BUSINESS
================================================================================

                                                                    For the Year Ended March 31,
                                                 ================================================================
                                                    1995         1994          1993         1992          1991
                                                 ----------------------------------------------------------------
                                                                          (Dollars in thousands)
REVENUES
   Home Building                                 $2,110,735   $1,869,754    $1,433,062   $1,061,886    $1,021,342
                                                         65%          61%           61%          52%           49%
   Financial Services                               106,841      203,393       147,041      101,751       101,942
                                                          3%           7%            6%           5%            5%
   Contracting and Construction Services          1,059,928      966,562       783,222      865,009       965,826
                                                         32%          32%           33%          43%           46%
                                                 ----------   ----------    ----------   ----------    ----------
                                                 $3,277,504   $3,039,709    $2,363,325   $2,028,646    $2,089,110
                                                 ==========   ==========    ==========   ==========    ==========
                                                        100%         100%          100%         100%          100%

OPERATING EARNINGS
   Home BuiLding                                 $  112,149   $   95,977    $   79,850   $   55,177    $   73,520
                                                         83%          53%           62%          68%           76%
   Financial Services                                 9,399       73,550        50,854       21,582         9,190
                                                          7%          41%           40%          27%           10%
   Contracting and Construction Services             (1,790)      (4,500)       (4,103)       3,742        11,569
                                                         (1%)         (2%)          (3%)          5%           12%
   Other, net                                        (1,608)      (1,799)       (4,262)        (840)          190
                                                         (1%)         (1%)          (3%)         (1%)           -%
   Equity in Earnings of Affiliate (CXP)             16,577       16,626         4,648        1,138         1,660
                                                         12%           9%            4%           1%            2%
                                                 ----------   ----------    ----------   ----------    ----------
     OPERATING EARNINGS                             134,727      179,854       126,987       80,799        96,129
                                                        100%         100%          100%         100%          100%
 Corporate General and Administrative                15,253       15,158        13,120       12,807        12,124
  Interest                                           33,014       29,683        22,108       22,140        27,423
                                                 ----------   ----------    ----------   ----------    ----------
     EARNINGS BEFORE GAIN ON CXP'S INITIAL
     PUBLIC OFFERING AND INCOME TAXES                86,460      135,013        91,759       45,852        56,582

Gain on CXP'S Initial Public Offering                59,328            -             -            -             -
                                                 ----------   ----------    ----------   ----------    ----------
     EARNINGS BEFORE INCOME TAXES                $  145,788   $  135,013    $   91,759   $   45,852    $   56,582
                                                 ==========   ==========    ==========   ==========    ==========

   Centex Construction Products, Inc. (CXP) became 49% owned in April 1994 as a result of an Initial Public Offering (IPO) representing 51% of its equity (see Note C to financial statements). CXP's revenues of $166,826, $136,526, $129,832 and $142,188 for the fiscal years 1994, 1993, 1992 and 1991, respectively, and the related costs and expenses have been reclassified into "Equity in Earnings of Affiliate (CXP)". This reclassification facilitates comparisons between the periods.

   Mortgage Banking and Savings and Loan operations are combined in the financial reporting segment - Financial Services.

   Applicable segment overhead costs have been deducted from lines of business operating earnings.

Centex Corporation and Subsidiaries

STATEMENTS OF CONSOLIDATED EARNINGS
================================================================================

                                                                      For the Years Ended Match 31,
                                                             ==============================================
                                                                1995               1994           1993
                                                             ----------------------------------------------
                                                              (Dollars in thousands, except per share data)
REVENUES

  Home Building                                              $2,110,735         $1,869,754      $1,433,062
  Financial Services                                            106,841            203,393         147,041
  Contracting and Construction Services                       1,059,928            966,562         783,222
                                                             ----------         ----------      ----------
                                                              3,277,504          3,039,709       2,363,325
                                                             ----------         ----------      ----------

COSTS AND EXPENSES
  Home Building                                               1,998,586          1,773,777       1,353,212
  Financial Services                                             97,442            129,843          96,187
  Contracting and Construction Services                       1,061,718            971,062         787,325
  Other, net                                                      1,608              1,799           4,262
  Equity in Earnings of Affiliate (CXP)                         (16,577)           (16,626)         (4,648)
  Corporate General and Administrative                           15,253             15,158          13,120
  Interest                                                       33,014             29,683          22,108
                                                             ----------         ----------      ----------
                                                              3,191,044          2,904,696       2,271,566
                                                             ----------         ----------      ----------

EARNINGS BEFORE GAIN ON CXP INITIAL PUBLIC OFFERING
  AND INCOME TAXES                                               86,460            135,013          91,759
  Gain on CXP Initial Public Offering                            59,328                  -               -
                                                             ----------         ----------      ----------

EARNINGS BEFORE INCOME TAXES                                    145,788            135,013          91,759
  Income Taxes                                                   53,540             49,851          30,721
                                                             ----------         ----------      ----------

NET EARNINGS                                                 $   92,248         $   85,162      $   61,038
                                                             ==========         ==========      ==========
EARNINGS PER SHARE                                           $     3.04         $     2.60      $     1.91
                                                             ==========         ==========      ==========

         Mortgage Banking and Savings and Loan operations are combined in the financial reporting segment - Financial Services.

         See notes to consolidated financial statements.

Centex Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS
================================================================================

                                                                           Centex Corporation and Subsidiaries
                                                                           -----------------------------------
                                                                                        March 31,
                                                                           ===================================
                                                                                  1995              1994
                                                                           -----------------------------------
                                                                                  (Dollars in thousands)
ASSETS

  Cash and Cash Equivalents                                                   $   23,785        $   76,287
  Marketable Securities Available for Sale                                             -            78,241
  Receivables -
    Residential Mortgage Loans                                                   413,802           677,641
    Construction Contracts                                                       177,075           161,929
    Trade                                                                         53,822            79,487
    Notes                                                                          4,898            10,115
    Affiliates                                                                         -                 -
  Inventories -
    Housing Projects                                                           1,087,542           969,769
    Land Held for Development and Sale                                            78,929           104,869
    Construction Products                                                              -            22,819
  Investments -
    Centex Development Company, L.P.                                              46,585            71,000
    Centex Construction Products, Inc.                                            89,871                 -
    Joint Ventures and Other                                                       5,695            56,928
    Unconsolidated Subsidiaries                                                        -                 -
  Property and Equipment, net                                                     41,267           188,930
  Government-Guaranteed S&L Assets                                                     -            43,767
  Other Assets and Deferred Charges                                               26,427            38,574
                                                                              ----------        ----------
                                                                              $2,049,698        $2,580,356
                                                                              ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts Payable and Accrued Liabilities                                    $  555,944        $  643,045
  S&L Deposits and FHLB Borrowings                                                     -           211,055
  Short-term Debt                                                                576,260           783,585
  Long-term Debt                                                                 222,530           222,832
  Deferred Income Taxes                                                           26,737            51,180
  Stockholders' Equity -
    Preferred Stock, Authorized 5,000,000
      Shares, None Issued                                                              -                 -
    Common Stock, S.25 Par Value;
      Authorized 50,000,000 Shares;
        Issued and Outstanding
        28,070,978 and 31,663,808 Shares                                           7,018             7,916
  Capital in Excess of Par Value                                                       -            26,631
  Retained Earnings                                                              661,209           634,112
                                                                              ----------        ----------

  Total Stockholders' Equity                                                     668,227           668,659
                                                                              ----------        ----------
                                                                              $2,049,698        $2,580,356
                                                                              ==========        ==========

See notes to consolidated financial statements.

================================================================================

             Centex Corporation                        Financial Services
       -----------------------------              --------------------------
                  March 31,                                 March 31,
       =============================              ==========================
           1995              1994                   1995              1994
       -----------------------------              --------------------------
                                (Dollars in thousands)
       $   18,534        $   13,284               $  5,251        $   63,003
                -                 -                      -            78,241

                -                 -                413,802           677,641
          177,075           161,929                      -                 -
           44,771            54,630                  9,051            24,857
            4,898            10,115                      -                 -
                -                 -                 65,521            80,806

        1,087,542           969,769                      -                 -
           78,929           104,869                      -                 -
                -            22,819                      -                 -

           46,585            71,000                      -                 -
           89,871                 -                      -                 -
            5,695            56,928                      -                 -
           29,082             5,263                      -                 -
           25,341           169,234                 15,926            19,696
                -                 -                      -            43,767
           19,739            22,101                  6,688            16,473
       ----------        ----------               --------        ----------
       $1,628,062        $1,661,941               $516,239        $1,004,484
       ==========        ==========               ========        ==========

       $  504,659        $  528,724               $ 51,285        $  114,321
                -                 -                      -           211,055
          204,851           206,638                371,409           576,947
          222,530           222,832                      -                 -
           27,795            35,088                 (1,058)           16,092

                -                 -                      -                 -


            7,018             7,916                     12                12
                -            26,631                 51,908            51,938
          661,209           634,112                 42,683            34,119
       ----------        ----------               --------        ----------
          668,227           668,659                 94,603            86,069
       ----------        ----------               --------        ----------
       $1,628,062        $1,661,941               $516,239        $1,004,484
       ==========        ==========               ========        ==========

In the supplemental data presented above, "Centex Corporation" means the basis of presentation as described in Note A to the consolidated financial statements; "Financial Services" means CTX Mortgage Company and CTX Holding Company and Affiliates. Transactions between Centex Corporation and Financial Services have been eliminated from the Centex Corporation and Subsidiaries balance sheets.

Centex Corporation and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS
================================================================================

                                                                      For the Years Ended March 31,
                                                               ===========================================
                                                                  1995              1994            1993
                                                               -------------------------------------------
                                                                          (Dollars in thousands)
CASH FLOWS - OPERATING ACTIVITIES
  Net Earnings                                                 $ 92,248          $  85,162       $  61,038
  Adjustments -
    Depreciation, Depletion and Amortization                      6,438             19,640          16,156
    Deferred Income Taxes                                        (4,285)            (7,760)          3,545
    Gain Related to CXP's IPO, net of Tax                       (37,495)                 -               -
    Equity in (Earnings) Losses of Joint Ventures,
      Unconsolidated Subsidiaries and CDC                           865             (3,387)            120
    Equity in Earnings of Affiliate (CXP), net of Tax           (10,692)                 -               -
  Increase in Receivables                                       (10,813)           (21,965)        (15,001)
  Decrease (Increase) in Residential Mortgage Loans             263,718            (87,048)        (12,840)
  Increase in Inventories                                       (92,255)          (201,539)       (136,259)
  Decrease in Government-Guaranteed S&L Assets                   43,767             39,056         105,275
  (Decrease) Increase in Payables and Accruals                  (56,866)            91,864          77,920
  Decrease (Increase) in Other Assets                             5,234             (4,190)         (6,337)
  Other, net                                                    (20,167)           (13,859)         (2,265)
                                                               --------          ---------       ---------
                                                                179,697           (104,026)         91,352
                                                               --------          ---------       ---------
CASH FLOWS - INVESTING ACTIVITIES
  Decrease (Increase) in Advances to Joint Ventures
    and Unconsolidated Subsidiaries                              24,334             (2,747)          2,669
  Dividend and Other Receipts Related to CXP's IPO              186,525                  -               -
  Property and Equipment Additions, net                         (10,552)           (31,936)        (18,019)
  Decrease in Marketable Securities                              78,241             32,075          91,710
                                                               --------          ---------       ---------
                                                                278,548             (2,608)         76,360
                                                               --------          ---------       ---------
CASH FLOWS - FINANCING ACTIVITIES
  (Decrease) Increase in S&L Deposits and Debt                 (211,055)             6,915        (241,130)
  (Decrease) Increase in Debt                                  (207,012)           144,859          30,250
  Retirement of Common Stock                                    (89,093)                 -          (3,991)
  Proceeds from Stock Option Exercises                            2,320             11,386           9,028
  Dividends Paid                                                 (5,907)            (6,304)         (6,154)
                                                               --------          ---------       ---------
                                                               (510,747)           156,856        (211,997)
                                                               --------          ---------       ---------
NET (DECREASE) INCREASE IN CASH                                 (52,502)            50,222         (44,285)
CASH AT BEGINNING OF YEAR                                        76,287             26,065          70,350
                                                               --------          ---------       ---------
CASH AT END OF YEAR                                            $ 23,785          $  76,287       $  26,065
                                                               ========          =========       =========

See notes to consolidated financial statements.

Centex Corporation and Subsidiaries

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
================================================================================

                                                                         Capital In
                                              Preferred      Common      Excess Of    Retained
                                                Stock        Stock       Par Value    Earnings      Total
                                             -----------  -----------   -----------  ----------   ---------
                                                                   (Dollars in thousands)
Balance, March 31, 1992                         $   -       $7,623        $10,501     $500,370     $518,494
   Exercise of Stock Options                        -          200          8,828            -        9,028
   Retirement of 187,400 Shares                     -          (38)        (3,953)           -       (3,991)
   Net Earnings                                     -            -              -       61,038       61,038
   Cash Dividends                                   -            -              -       (6,154)      (6,154)
                                                -----       ------        -------     --------     --------
Balance, March 31, 1993                             -        7,785         15,376      555,254      578,415
   Exercise of Stock Options                        -          131         11,255            -       11,386
   Net Earnings                                     -            -              -       85,162       85,162
   Cash Dividends                                   -            -              -       (6,304)      (6,304)
                                                -----       ------        -------     --------     --------
Balance, March 31, 1994                             -        7,916         26,631      634,112      668,659
   Exercise of Stock Options                        -           36          2,284            -        2,320
   Retirement of 3,737,500 Shares                   -         (934)       (28,915)     (59,244)     (89,093)
   Net Earnings                                     -            -              -       92,248       92,248
   Cash Dividends                                   -            -              -       (5,907)      (5,907)
                                                -----       ------        -------     --------     --------
Balance, March 31, 1995                         $   -       $7,018        $     -     $661,209     $668,227
                                                =====       ======        =======     ========     ========

See notes to consolidated financial statements.

Centex Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(Dollars in thousands, except per share data)

(A) SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Centex Corporation and subsidiaries (Centex or the company) after the elimination of all significant intercompany balances and transactions.

BASIS OF BALANCE SHEET PRESENTATION

Balance sheet data are presented in the following categories:

- - Centex Corporation and Subsidiaries. This represents the adding together of Centex Corporation, Financial Services and all of their consolidated subsidiaries. The effects of transactions among related companies within the consolidated group have been eliminated.

- - Centex Corporation. This information is presented as supplemental information and represents the adding together of all subsidiaries other than CTX Mortgage Company (Mortgage Banking group) and CTX Holding Company (CTX Holding) and its savings and loan subsidiary, Texas Trust Savings Bank, FSB (Texas Trust) and affiliates (together, the Savings and Loan group) which are presented on an equity basis of accounting.

- - Financial Services. This represents the adding together of the Mortgage Banking group and the Savings and Loan group. The assets and deposits of Texas Trust were sold in December 1994 - See Note B.

REVENUE RECOGNITION

Revenue from housing projects is recognized as homes are sold and title passes. Earnings from sale of mortgage servicing rights and from loan origination fees are recognized when the related loan is sold and delivered to third-party purchasers.

Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for Long-term construction contracts are rendered monthly, incLuding the amount of retainage withheld by the customer until contract completion. As a general contractor, the company withholds similar retainages from each subcontractor. Retainages of $73 million included in construction contracts receivable and $60 million included in accounts payable at March 31, 1995 are generally receivable and payable within one year.

Claims are recognized as revenue only after management is confident of collection or when agreement has been reached with the customer.

Notes receivable at March 31, 1995 are collectible primarily over 5 years, with $1.6 million being due within one year. The weighted average interest rate at March 31, 1995 was 7.2%.

INVENTORY, CAPITALIZATION AND SEGMENT EXPENSES

Housing projects and land held for development and sale are stated at the lower of cost (including direct construction costs and capitalized interest and real estate taxes) or market. The capitalized costs, other than interest, are included in Home Building costs and expenses in the statement of consolidated earnings as related revenues are recognized. Interest costs relieved from inventories are included as interest expense.

General operating expenses associated with each segment of business are expensed as incurred and are included in the appropriate segment of business.

JOINT VENTURES

Earnings or losses of joint ventures are not significant and are included in the appropriate segment of business revenues. Investments in joint ventures are carried on the equity method in the consolidated balance sheets.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common and common equivalent shares outstanding in 1995, 1994 and 1993 of 30,326,906; 32,789,852 and 32,015,785, respectively.

MARKETABLE SECURITIES

MarketabLe securities at March 31, 1994 represented U.S. Government and corporate securities owned by Texas Trust. These securities were available for sale and had a market value which approximated book value.

RESIDENTIAL MORTGAGE LOANS RECEIVABLE

Residential mortgage loans held by CTX Mortgage of $413.8 million at March 31, 1995 are stated at the lower of aggregate cost or market. Market is determined based on CTX Mortgage's forward sale commitments. Substantially all of the mortgage loans are sold forward upon closing and subsequently delivered to third-party purchasers within 60 days thereafter. Due to the fact that defaults of new loans within the first 60 days are not material, no significant reserves are required.

OFF-BALANCE-SHEET RISK

CTX Mortgage enters into various financial agreements, in the normal course of business, in order to manage the exposure to changing interest rates as a result of having issued loan commitments to its customers at a specified price and period, and committing to sell mortgage loans to various investors. CTX Mortgage had commitments to mortgagors of approximately $227 million and commitments to sell to investors against these loan commitments of approximately $137 million at March 31, 1995.

The company does not engage in the trading of securities or other financial instruments.

STATEMENT OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest expenses relating to the financial services operations (Mortgage Banking and Savings and Loan) are included in their respective costs and expenses. Interest related to non-financial services operations are included as interest expense as summarized below.

                                                   For the Years Ended March 31,
                                             ===========================================
                                              1995             1994                1993
                                             -------------------------------------------
Total Interest Incurred                      $58,771          $68,856            $63,721
Less - Mortgage Banking                      (19,933)         (30,696)           (28,882)
       Savings and Loan                       (5,824)          (8,477)           (12,731)
                                             -------          -------            -------
Interest Expense                             $33,014          $29,683            $22,108
                                             =======          =======            =======

Net payments made for federal, state and foreign income taxes during the fiscal years ended March 31, 1995, 1994 and 1993 were $49.8 million, $41.9 million, and $11.4 million, respectively.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the 1995 presentation.

(B) SAVINGS AND LOAN OPERATIONS

ACQUISITION

In December 1988, the company purchased certain assets and assumed certain liabilities of four Texas savings and loan associations pursuant to acquisition agreements and an assistance agreement with the Federal Savings and Loan Insurance Corporation (FSLIC). In 1989 the FSLIC was replaced by the FSLIC Resolution Fund (the Fund), which assumed all of FSLIC's assets, debts and obligations. The acquisition was made by Texas Trust, a federal stock savings bank and subsidiary of CTX Holding, a wholly-owned subsidiary of the company. The FSLIC received a warrant to purchase a 20% interest in Texas Trust's common stock for $.4 million through December 2003. Effective December 20, 1994, the assistance agreement was terminated and the warrant was redeemed.

Certain of the acquired assets (Covered Assets) were subject to Fund assistance in the form of loss reimbursements and a guaranteed minimum yield. Yield maintenance on Covered Assets for the years ended March 31, 1995, 1994 and 1993 were $.7, $2.8, and $8.5 million, respectively. In addition, $10.0, $12.1, and $86.1 million of assistance were provided in fiscal 1995, 1994 and 1993, respectively, primarily as reimbursement for losses relating to Covered Assets.

The agreements also provided for sharing by the Fund in a portion of the tax benefits realized by Centex Corporation, indemnification by the Fund against unassumed liabilities and claims.

DEPOSITS AND FHLB BORROWINGS

At March 31, 1994, deposits included $169.7 million of certificates of deposit (weighted average contractual interest rate of 3.87%) and $37.3 million of savings and checking accounts (weighted average contractual interest rate of 2.42%). In addition, the company was obligated on $4.0 million of Federal Home Loan Bank borrowings, which bore interest at 9.88% and were secured by assets with a book value of $4.5 million.

DISPOSITION

Effective December 20, 1994, Texas Trust and CTX Holding Company executed an agreement with the Fund which terminated the assistance agreement. In addition, all items in dispute with the Fund were resolved and Texas Trust redeemed the warrant. On December 30, 1994, Coastal Bank, ssb, a non-affiliated entity, purchased all of Texas Trust's branch office facilities and assumed its deposit liabilities. Immediately after the sale Texas Trust was liquidated and its charter was canceled.

(C) INVESTMENT IN CXP

In April 1994, the company's construction products subsidiary, Centex Construction Products, Inc. (CXP), completed the sale of 11.73 million shares (51%) of its common stock in an initial public offering. CXP's operations include cement, concrete, aggregate and gypsum wallboard facilities, including its 50% joint venture interests in its Texas and Illinois cement plants. Centex retains a 49% ownership in CXP.

In connection with CXP's initial public offering, Centex received a dividend and other payments from CXP of $186.5 million, which was used by Centex to reduce outstanding indebtedness. The company reports its 49% investment in CXP on the equity method of accounting.

CXP's revenues of $166,826 and $136,526 for the fiscal years ended 1994 and 1993, respectively, and the related costs and expenses have been reclassified into "Equity in Earnings of Affiliate (CXP)" in order to facilitate comparisons between the periods.

Summarized financial information of CXP is presented below:

                                                   For the Years Ended March 31,
                                            ============================================
                                              1995             1994                1993
                                            --------------------------------------------
Revenues                                    $194,313        $ 166,826           $136,526
Earnings Before Income Taxes                $ 33,829        $  16,626           $  4,648
Net Earnings                                $ 21,820        $  10,240           $  3,112

                                                                     March 31,
                                                            ============================
                                                               1995               1994
                                                            ----------------------------
ASSETS
  Current Assets                                            $  66,562          $  62,203
  Noncurrent Assets                                           183,541            195,112
                                                            ---------          ---------
                                                            $ 250,103          $ 257,315
                                                            =========          =========
LIABILITIES AND EQUITY
  Current Liabilities                                       $  35,493          $  32,966
  Noncurrent Liabilities                                       31,205             53,510
  Stockholders' Equity                                        183,405            170,839
                                                            ---------          ---------
                                                            $ 250,103          $ 257,315
                                                            =========          =========

(D) PROPERTY AND EQUIPMENT

Property and equipment cost by major category and accumulated depreciation are summarized below:

                                                                      March 31,
                                                             ===========================
                                                               1995              1994
                                                             ---------------------------
Land, Buildings and Improvements                             $  1,919         $  37,707
Plants, Machinery, Equipment and Other                         79,592           273,242
                                                             --------         ---------
                                                               81,511           310,949

Accumulated Depreciation                                      (40,244)         (122,019)
                                                             --------          --------
                                                             $ 41,267          $188,930
                                                             ========          ========


The decrease in property and equipment in fiscal 1995 relates primarily to the CXP initial public offering.

(E) INDEBTEDNESS

SHORT-TERM DEBT
Balances of short-term debt were:

                                                                   March 31,
                                           =========================================================
                                                       1995                           1994
                                           ---------------------------------------------------------
                                             Centex         Financial        Centex        Financial
                                           Corporation      Services       Corporation     Services
                                           -----------      --------       -----------     --------
Banks                                       $ 79,000        $196,000         $ 84,500      $225,500
Commercial Paper                             125,000               -          122,000             -
Other Financial Institutions                     851         175,409              138       351,447
                                            --------        --------         --------      --------
                                            $204,851        $371,409         $206,638      $576,947
                                            --------        --------         --------      --------
Consolidated Short-term Debt                         $576,260                       $783,585
                                                     ========                       ========

The company borrows on a short-term basis from banks under uncommitted lines which bear interest at prevailing market rates. The weighted average interest rates of the short-term indebtedness outstanding during fiscal 1995 and 1994 were 5.8% and 3.6%, respectively. The weighted average interest rates of balances outstanding at March 31, 1995 and 1994 were 6.6% and 4.1%, respectively.

LONG-TERM DEBT

Balances of long-term debt were:

                                                                     March 31,
                                                             ===========================
                                                               1995              1994
                                                             ---------------------------
Senior Notes, 9.05% Due in May 1996                          $100,000           $100,000
Subordinated Debentures, 8.75% to 8.8% Due in 2007            119,316            119,284
Other Indebtedness, 8.0% to 9.0% Due through 2000               3,214              3,548
                                                             --------           --------
                                                             $222,530           $222,832
                                                             ========           ========

Maturities of long-term debt during the next five fiscal years are: 1996, $1,114; 1997, $100,000; 1998, $O; 1999, $0; 2000, $2,100.

Included in other long-term debt is a $2.1 million convertible subordinated debenture sold in August 1985 to a corporate officer at par. The indebtedness bears interest at prime and is convertible into 200,000 shares of the company's common stock. In connection with this transaction, the company has guaranteed the payment of a $2.1 million note payable to a bank by the officer.

CREDIT FACILITIES

During fiscal 1994 Centex maintained two separate bank credit agreements totaling $465 million, which was available for general corporate purposes. These facilities were replaced in July 1994 with a $425 million revolving credit agreement expiring in July 1999. Under the terms of the agreement, $170 million may be borrowed directly by CTX Mortgage. There were no borrowings outstanding to Centex Corporation or CTX Mortgage under this or the previous facilities during the fiscal years ended March 31, 1995 and 1994.

CTX Mortgage has a $300 million committed and secured mortgage warehouse facility with a bank group, which expires in July, 1997. CTX Mortgage also maintains committed mortgage warehouse facilities of $100 million expiring in December 1995 with two investment banks. In addition, CTX Mortgage has a $100 million asset-backed commercial paper program which expires in March 1997. The bank warehouse facility and the commercial paper program provide for limited support by Centex, as defined, of up to a maximum of 10% of the commitments. Management believes the facilities expiring in December 1995 can be renewed or replaced on essentially the same terms.

Under the most restrictive covenants of the various debt agreements, retained earnings of $315 million were free of restrictions at March 31, 1995.

(F) CAPITAL STOCK

SHAREHOLDER RIGHTS PLAN

In September 1986, the company adopted a Shareholder Rights Plan (Rights Plan) pursuant to which each holder of record of a share of common stock was granted one right for each share of common stock held. The Rights Plan was amended in May 1988. Under the Rights Plan, as amended, each right entitles its holder to purchase one one-hundredth of a share of a new series of preferred stock designated Junior Participating Preferred Stock, Series D at an exercise price of $120. The rights will become exercisable 10 days after anyone acquires 20% or more of the company's common stock, or 10 business days after anyone commences a tender offer which, if successful, would result in such person owning 20% or more of the company's common stock. In addition, if anyone acquires 20% or more of the common stock (other than pursuant to certain offers for all shares of common stock specified in the Rights Plan), or a 20% or more holder engages in certain specified "self-dealing" transactions or combines with the company in a reverse merger in which the company survives and its shares of common stock are not changed, each right will entitle its holder (other than a holder which owns 20% or more of the common stock) to purchase shares of company common stock (or, in certain circumstances, other consideration) with a value of twice the $120 exercise price. If, following an acquisition of 20% or more of the common stock, the company is acquired in a merger or sells 50% of its assets or earning power, each right will entitle its holder (other than a holder which owns 20% or more of the common stock) to purchase common stock of the acquiring company with a value of twice the $120 exercise price. In general, the rights are redeemable at $.05 per right until 15 days after anyone acquires 20% or more of the common stock. Unless earlier redeemed, the rights will expire on October 1, 1996.

STOCK OPTIONS

The company has two stock option plans for directors, officers and key employees of the company, the Centex Corporation 1987 Stock Option Plan (the 1987 Plan) and the Centex Corporation Stock Option Plan (the Centex Plan). Option grants under the Centex Plan may not be less than the fair market value at the date of the grant. Option grants under the 1987 Plan may be less than the fair market value at the date of the grant. Under both plans, option periods and exercise dates may vary within a maximum period of 10 years. A summary of the activity in the stock option plans is presented below:

                                                          Number                     Option Price
Options at March 31,                                    of Shares                   Range per Share
                                                        ---------                  -----------------
Outstanding
   1995                                                 3,406,073                  $8.50 to $33.875
   1994                                                 3,641,300                  $8.50 to $33.875
Exercised
   1995                                                   144,670                  $8.50 to $18.313
   1994                                                   518,930                  $8.50 to $18.313
Exercisable
   1995                                                 1,630,987                  $8.50 to $33.875
   1994                                                   849,002                  $8.50 to $18.375
Available for grant
   1995                                                   963,213
   1994                                                   872,656

During fiscal 1995, options for 167,500 shares were granted and previously granted options for 258,057 shares became available for reissue. At March 31, 1995, the company had 4,369,286 common shares reserved for stock options.

The company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of the grant.

(G) INCOME TAXES

The provision for income taxes includes the following components:


                                                           For the Years Ended March 31,
                                                    ============================================
                                                       1995           1994                1993
                                                    --------------------------------------------
Current Provision
  Federal                                           $53,754         $52,943              $22,429
  State                                               4,071           4,668                4,747
                                                    -------         -------              -------
                                                     57,825          57,611               27,176
                                                    -------         -------              -------
Deferred Provision (Benefit)
  Federal                                            (4,570)        (10,762)               2,581
  State                                                 285           3,002                  964
                                                    -------         -------              -------
                                                     (4,285)         (7,760)               3,545
                                                    -------         -------              -------
Provision for Income Taxes                          $53,540         $49,851              $30,721
                                                    =======         =======              =======

The effective tax rate is greater than the federal statutory rate of 35% in 1995 and 1994 and less than the federal rate of statutory 34% in 1993 due to the following items:


                                                    For the Years Ended March 31,
                                           =============================================
                                             1995             1994                1993
                                           ---------------------------------------------
Financial Income Before Taxes               $145,788        $ 135,013            $91,759
                                            ========        =========            =======
Income Taxes at Statutory Rate              $ 51,025        $  47,254            $31,198
Increases (Decreases) in Tax Resulting From-
  State Income Taxes, net                      2,791            4,826              3,840
  Statutory Depletion in Excess of Cost            -             (912)              (603)
  Tax Exempt Fund Assistance                       -           (1,238)            (3,000)
  Other                                         (276)             (79)              (714)
                                            --------        ---------            -------
Provision for Income Taxes                  $ 53,540        $  49,851            $30,721
                                            ========        =========            =======
Effective Tax Rate                                37%              37%                33%


During fiscal year 1994, the "Revenue Reconciliation Act of 1993" was signed into law which, among other things, changed the federal statutory tax rate from 34% to 35% retroactive to January 1, 1993. In accordance with SFAS No. 109, "Accounting for Income Taxes," the tax effect of this new law was recognized by the company during fiscal year 1994. These changes had no material effect on the financial statements of the company.

Certain payments from the Fund were exempt from federal income taxes. These tax benefits have been reflected as a reduction of the income tax provision.

The deferred income tax provision (benefit) results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:


                                                                 For the Years Ended March 31,
                                                       ==============================================
                                                           1995               1994             1993
                                                       ----------------------------------------------
Installment Sale Reversals                             $   (176)          $   (153)          $  (326)
Net Operating Loss Utilization                                -                247               918
Uniform Capitalization for Tax Reporting                 (2,377)              (777)             (580)
Completed Contract Reporting                                639               (318)           (2,997)
Gain on CXP's Initial Public Offering                    21,500                  -                 -
Excess Tax Depreciation and Amortization                (32,389)               444                88
Interest and Real Estate Taxes Expensed as Incurred        (749)               430             2,988
Alternative Minimum Tax                                    (507)            11,012             3,985
Financial Accrual Changes and Other                       9,774            (18,645)             (531)
                                                       --------           --------           -------
                                                       $ (4,285)          $ (7,760)          $ 3,545
                                                       ========           ========           =======

Components of deferred income taxes are as follows:

                                                                      March 31,
                                                            =============================
                                                               1995                1994
                                                            -----------------------------
Deferred Tax LiabiLities

  Excess Tax Depreciation and Amortization                  $   1,372            $37,977
  Interest and Real Estate Taxes Expensed as Incurred          25,837             26,698
  Gain on CXP's Initial Public Offering                        21,500                  -
  Consolidated Return Regulation Deferrals                      6,939              6,898
  Software Development Expensed as Incurred                     1,957                714
  All Other                                                     3,586             10,449
                                                            ---------           --------

Total Deferred Tax Liabilities                                 61,191             82,736
                                                            ---------           --------
Deferred Tax Assets
  Alternative Minimum Tax                                        (815)              (507)
  Uniform Capitalization for Tax Reporting                    (14,878)           (12,574)
  Financial Accruals                                          (18,201)           (16,143)
  All Other                                                      (560)            (2,332)
                                                            ---------           --------
Total Deferred Tax Assets                                     (34,454)           (31,556)
                                                            ---------           --------
Net Deferred Tax Liability                                  $  26,737           $ 51,180
                                                            =========           ========

(H) CENTEX DEVELOPMENT COMPANY, L.P.

In March 1987, certain of the company's subsidiaries contributed to Centex Development Company, L.P. (CDC), a newly formed master limited partnership, properties with a historical cost basis (which approximated market value) of approximately $76 million. CDC was formed to enable stockholders to participate in long-term real estate development projects whose dynamics are inconsistent with Centex's traditional financial objectives.

In November 1987, the company distributed as a dividend to its stockholders securities relating to CDC. These securities included all of the issued and outstanding shares of common stock of 3333 Holding Corporation and warrants to purchase approximately 80% of the Class B units of limited partnership interest in CDC. A wholly-owned subsidiary of 3333 Holding Corporation serves as general partner of CDC. These securities are held by a nominee on behalf of the stockholders and will trade in tandem with the common stock of the company until such time as they are detached. The securities may be detached at any time by Centex's Board of Directors but the warrants to purchase Class B units automatically become detached in November 1997 unless extended by Centex's stockholders.

The partnership agreement provides that Centex, the Class A limited partner, is entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of its unrecovered capital, defined as its initial capital contribution, adjusted for cash distributions representing return of the initial capital contribution. No payments were made in fiscal 1995, 1994, or 1993.

Supplementary condensed combined financial statements for the company, 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. are set forth below. For additional information on 3333 Holding Company and its subsidiary and Centex Development Company, L.P., see their separate financial statements and related footnotes included elsewhere in this annual report.

SUPPLEMENTARY CONDENSED COMBINED BALANCE SHEETS
================================================================================

                                                                     March 31,
                                                           =============================
                                                              1995               1994
                                                           -----------------------------
ASSETS

  Cash and Cash Equivalents                                $   25,207         $   76,388
  Marketable Securities Available for Sale                          -             78,241
  Receivables                                                 653,622            930,428
  Inventories                                               1,266,509          1,223,753
  Investments in
    Centex Construction Products, Inc.                         89,871                  -
    Joint Ventures and Unconsolidated Subsidiaries              5,695             56,928
  Property and Equipment, net                                  41,267            188,930
  Government-Guaranteed S&L Assets                                  -             43,767
  Other Assets and Deferred Charges                            26,427             38,574
                                                           ----------         ----------
                                                           $2,108,598         $2,637,009
                                                           ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts Payable and Accrued Liabilities                 $  557,640         $  644,926
  S&L Deposits and FHLB Borrowings                                  -            211,055
  Short-term Debt                                             632,745            837,734
  Long-term Debt                                              222,530            222,832
  Deferred Income Taxes                                        26,737             51,180
  Stockholders' Equity                                        668,946            669,282
                                                           ----------         ----------
                                                           $2,108,598         $2,637,009
                                                           ==========         ==========


SUPPLEMENTARY CONDENSED COMBINED STATEMENTS OF EARNINGS
================================================================================

                                                   For the Years Ended March 31,
                                          ==============================================
                                             1995            1994                1993
                                          ----------------------------------------------
Revenues                                  $3,281,198       $3,224,025         $2,501,691
Costs and Expenses                         3,194,642        3,089,126          2,410,028
                                          ----------       ----------         ----------
Earnings Before Gain on CXP's Initial Public
 Offering and Income Taxes                    86,556          134,899             91,663
Gain on CXP's Initial Public Offering         59,328                -                  -
                                          ----------       ----------         ----------
Earnings Before Income Taxes                 145,884          134,899             91,663
Income Taxes                                  53,540           49,851             30,721
                                          ----------       ----------         ----------
Net Earnings                              $   92,344       $   85,048         $   60,942
                                          ==========       ==========         ==========

(I) BUSINESS SEGMENTS

The company operates in three business segments: Home Building, Financial Services and Contracting and Construction Services.

Intersegment revenues and investments in joint ventures are not material and are not shown in the following tables. The investment in Centex Development Company, L.P. is included in the Home Building segment and the investment in Centex Construction Products, Inc. is included in the Corporate segment.

HOME BUILDING

Home Building operations involve the construction and sale of residential housing. These activities also include the purchase and development of land. The following table sets forth financial information relating to the Home Building operations.

                                                    For the Years Ended March 31,
                                              =========================================
                                                 1995           1994            1993
                                              -----------------------------------------
                                                        (Dollars in millions)
Revenues                                      $   2,110.7    $   1,869.8    $   1,433.1
Cost of Sales & Expenses                          1,998.6        1,773.8        1,353.2
                                              -----------    -----------    -----------
Operating Earnings                            $     112.1    $      96.0    $      79.9
                                              ===========    ===========    ===========
Identifiable Assets                           $   1,286.0    $   1,203.2    $     981.1
                                              ===========    ===========    ===========
Capital Expenditures                          $       6.4    $       9.3    $       2.1
                                              ===========    ===========    ===========
Depreciation and Amortization                 $       3.3    $       2.8    $       2.2
                                              ===========    ===========    ===========

FINANCIAL SERVICES

Financial Services operations involve the financing of residential housing. These activities include mortgage origination and other related services on homes sold by subsidiaries and by others. The Savings and Loan segment includes the operations of CTX Holding Company and its subsidiary, Texas Trust Savings Bank, FSB (sold during fiscal 1995 - see Note B). The following table sets forth financial information relating to the Financial Services operations.

                                                              For the Years Ended March 31,
                                ======================================================================================
                                                                  (Dollars in millions)
                                                  1995                                          1994
                                -----------------------------------------    -----------------------------------------
                                 MORTGAGE        SAVINGS                       Mortgage       Savings
                                  BANKING        & LOAN          TOTAL         Banking         & Loan         Total
                                -----------    -----------    -----------    -----------    -----------    -----------
Revenues                        $      97.4    $       9.4    $     106.8    $     187.9    $      15.5    $     203.4
Cost of Sales & Expenses               96.0            1.4           97.4          116.9           12.9          129.8
                                -----------    -----------    -----------    -----------    -----------    -----------
Operating Earnings              $       1.4    $       8.0    $       9.4    $      71.0    $       2.6    $      73.6
                                ===========    ===========    ===========    ===========    ===========    ===========
Identifiable Assets             $     450.7    $         -    $     450.7    $     685.6    $     238.0    $     923.6
                                ===========    ===========    ===========    ===========    ===========    ===========
Capital Expenditures            $       6.7    $        .2    $       6.9    $      11.0    $       2.3    $      13.3
                                ===========    ===========    ===========    ===========    ===========    ===========
Depreciation and Amortization,
   including Negative Goodwill  $       6.0    $      (6.8)   $       (.8)   $       3.6    $      (2.2)   $       1.4
                                ===========    ===========    ===========    ===========    ===========    ===========
                                           For the Year Ended March 31,
                                   =========================================
                                              (Dollars in millions)
                                                      1993
                                   -----------------------------------------
                                     Mortgage       Savings
                                     Banking         & Loan          Total
                                   -----------    -----------    -----------
Revenues                           $     129.7    $      17.3    $     147.0
Cost of Sales & Expenses                  81.9           14.3           96.2
                                   -----------    -----------    -----------
Operating Earnings                 $      47.8    $       3.0    $      50.8
                                   ===========    ===========    ===========
Identifiable Assets                $     624.8    $     216.7    $     841.5
                                   ===========    ===========    ===========
Capital Expenditures               $       7.1    $       0.5    $       7.6
                                   ===========    ===========    ===========
Depreciation and Amortization,
   including Negative Goodwill     $       1.5    $      (3.1)   $      (1.6)
                                   ===========    ===========    ===========

CONTRACTING AND CONSTRUCTION SERVICES

Contracting and Construction Services includes the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities, condominiums and educational institutions.

The following table sets forth financial information relating to the Contracting and Construction Services operation. As this segment generates significant levels of cash flow, Intracompany Interest Income (credited at the prime rate in effect) is reflected in this segment. These amounts are eliminated in consolidation.

                                                    For the Years Ended March 31,
                                              =========================================
                                                 1995           1994            1993
                                              -----------------------------------------
                                                        (Dollars in millions)
Revenues                                      $   1,059.9    $     966.6    $     783.2
Cost of Sales & Expenses                          1,061.7          971.1          787.3
                                              -----------    -----------    -----------
Operating Loss                                       (1.8)          (4.5)          (4.1)
Intracompany Interest Income                         17.6           13.8           14.0
                                              -----------    -----------    -----------
Total                                         $      15.8    $       9.3    $       9.9
                                              ===========    ===========    ===========
Identifiable Assets*                          $     199.8    $     178.9    $     170.4
                                              ===========    ===========    ===========
Capital Expenditures                          $       2.7    $       2.8    $       1.8
                                              ===========    ===========    ===========
Depreciation and Amortization                 $       3.1    $       3.0    $       2.8
                                              ===========    ===========    ===========

    *The "net assets" position of the Contracting and Construction Services segment provides significant cash flow because payables and accruals consistently exceed gross assets.

CORPORATE

Corporate general and administrative expenses represent salaries and other costs not identifiable with a specific segment. Corporate assets are primarily cash and cash equivalents, receivables and other assets not associated with a business segment, including the investment in CXP. The following table summarizes financial information relating to the Corporate segment.

                                                                   For the Years Ended March 31,
                                                             =========================================
                                                                1995            1994           1993
                                                             -----------------------------------------
                                                                       (Dollars in millions)
Corporate General and Administrative Expenses                $      15.3    $      15.2    $      13.1
                                                             ===========    ===========    ===========
Identifiable Assets                                          $     113.2    $      21.3    $      29.3
                                                             ===========    ===========    ===========
Capital Expenditures                                         $       0.2    $       0.1    $       0.2
                                                             ===========    ===========    ===========
Depreciation and Amortization                                $       0.8    $       0.8    $       1.0
                                                             ===========    ===========    ===========

(J) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using current quoted market prices where available and, where necessary, estimates based on present value methodology suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the company could realize in a current market exchange.

All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. No disclosure of the intangible relationship value of Texas Trust's customer deposits is required by Statement No. 107, nor has the company estimated that value. There is no material difference between the recorded amount and the estimated fair value of CTX Mortgage or Texas Trust's off-balance-sheet unfunded loan commitments. These are generally priced at market at the time of funding. For Texas Trust's loans and deposits with floating interest rates, the estimated fair values generally approximated the carrying values. The consolidated carrying values of Cash and Cash Equivalents, Other Receivables, Accounts Payable and Accrued Liabilities and Short-term Debt approximate their fair values. The carrying values and estimated fair values of other financial assets and liabilities were as follows:

                                                                     March 31,
                                              =========================================================
                                                        1995                          1994
                                              --------------------------------------------------------
                                               CARRYING         FAIR          Carrying         Fair
                                                 VALUE          VALUE          Value          Value
                                              -----------    -----------    -----------    -----------
Financial Assets
   Marketable Securities                      $         -    $         -    $    78,241    $    78,241(a)
   Residential Mortgage Loans                 $   413,802    $   414,962(a) $   677,641    $   677,052(a)
   Government-Guaranteed S&L Receivables      $         -    $         -    $    19,030    $    19,030(b)
Financial Liabilities
   S&L Deposits and FHLB Borrowings           $         -    $         -    $   211,055    $   210,930(b)
   Long-term Debt                             $   222,530    $   237,603(b) $   222,832    $   234,618(b)

    (a)  Fair values are based on quoted market prices for similar instruments.
    (b) Fair values are based on a present value discounted cash flow with the discount rate approximating current market for similar instruments.


(K) COMMITMENTS AND CONTINGENCIES

In order to assure the future availability of land for home building, the company has made deposits totaling $14 million as of March 31, 1995 for options to purchase undeveloped land and developed lots having a total purchase price of approximately $362 million. These options expire at various dates to 2000. The company has also committed to purchase land and developed lots totaling approximately $69 million. In addition, the company has executed lot purchase contracts with CDC (see Note H) which aggregate approximately $6 million.

Management believes that none of the litigation matters in which it or any subsidiary is involved, if determined unfavorable to Centex or any subsidiary, would have a material adverse effect on the consolidated financial condition or results of operations of the company.

The company has certain deductible limits under its workers' compensation and automobile and general liability insurance policies for which reserves are established based on the estimated costs of known and anticipated claims.

Centex Corporation and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

================================================================================


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF CENTEX CORPORATION:

We have audited the accompanying consolidated balance sheets of Centex Corporation (a Nevada corporation) and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Corporation and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental balance sheet data of Centex Corporation and Financial Services are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Dallas, Texas,
  May 12, 1995

Management's Discussion and Analysis of Results of Operations and Financial Condition
================================================================================

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

Centex reported record revenues of $3.3 billion for fiscal 1995, an 8% increase over fiscal 1994 revenues. Earnings before income taxes and prior to the gain related to the 51% initial public offering of Centex Construction Products, Inc. (CXP), were $86.5 million, down 36% compared to $135.0 million for fiscal 1994. Net earnings were $54.8 million and earnings per share were $1.81, for fiscal 1995 before the CXP gain, compared to $85.2 million and $2.60 for fiscal 1994. Including the CXP gain, net earnings and earnings per share for fiscal 1995 were $92.2 million and $3.04, respectively.

On April 19,1994, CXP completed the sale of 11,730,000 shares, or 51% of its common stock through an initial public offering. Including a dividend and other payments, Centex received $186.5 million from the transaction. Centex retains ownership of 49% of CXP's stock.

Home Building

The following summarizes Home Building results for the two-year period ending March 31, 1995 (dollars in millions, except per unit data):

                                                            1995                         1994
                                                 -----------------------       -----------------------
Home Building Revenues                           $2,110.7         100.0%       $1,869.8         100.0%
Cost of Sales                                    (1,748.6)        (82.9%)      (1,560.0)        (83.5%)
Selling, General & Administrative                  (250.0)        (11.8%)        (213.8)        (11.4%)
                                                 --------         ------       --------         ------
Operating Earnings                               $  112.1           5.3%       $   96.0           5.1%
                                                 ========         ======       ========         ======
Units Closed                                       12,964                        12,563

Unit Sales Price                                 $159,222                      $147,466
   % Change                                           8.0%                          6.6%

Operating Earnings per Unit                      $  8,651                      $  7,640
   % Change                                          13.2%                          3.1%

Although Centex reported record home building results for fiscal 1995, the company noted that as the year progressed, rising interest rates slowed new orders. This slowdown resulted in price competition throughout the industry, which negatively impacted margin improvements generally anticipated during this stage of the housing cycle.

Financial Services

The Financial Services segment consists of the Mortgage Banking and Savings and Loan operations. The following summarizes Mortgage Banking's results for the two-year period ending March 31, 1995 (dollars in millions):

                                                 1995           1994
                                              -----------    -----------
Revenues                                      $      97.4    $     187.9
                                              ===========    ===========
Operating Earnings                            $       1.4    $      71.0
                                              ===========    ===========
Origination Volume                            $   4,195.2    $   6,428.4
                                              ===========    ===========
Number of Loans Originated
  Centex-built Homes                                8,504          9,289
  Non-Centex-built Homes                           28,574         49,254
                                              -----------    -----------
                                                   37,078         58,543
                                              ===========    ===========

The Mortgage Banking results were negatively impacted throughout most of fiscal 1995 by rising interest rates and an increasingly competitive environment as the industry fought for the shrinking volume in a declining market. Refinancing activity virtually disappeared and consumers shifted from fixed-rate loans to lower margin adjustable-rate loans. Mortgage Banking's results were also affected by the costs associated with downsizing the organization to match the lower business volume. During fiscal 1995, the division's operating locations and personnel were reduced by approximately 40%. Mortgage Banking's operational performance improved as the fourth quarter progressed due to a more efficient operating structure and the flattening of the yield curve, which increased the attractiveness of fixed rate mortgage product to customers.

Savings and Loan revenues in fiscal 1995 were $9.4 million compared to $15.5 million in fiscal 1994. Operating earnings for fiscal 1995 were $8.0 million compared to $2.6 million in fiscal 1994. In December 1994, the savings and loan sold its deposits and branches for a pre-tax gain of $3.2 million. The completion of the sale was Centex's final step in exiting the savings and loan industry.

Contracting and Construction Services

The following summarizes Contracting and Construction Services results for the two-year period ending March 31, 1995 (dollars in millions):

                                                 1995           1994
                                              -----------    -----------
Revenues                                      $   1,059.9    $     966.6
                                              ===========    ===========
Operating Loss                                $      (1.8)   $      (4.5)
                                              ===========    ===========
New Contracts Received                        $   1,151.8    $   1,029.2
                                              ===========    ===========
Backlog of Uncompleted Contracts              $   1,328.0    $   1,236.1
                                              ===========    ===========

Although Contracting and Construction Service's results continued to be negatively impacted by an intensely competitive environment, the operating loss in fiscal 1995 was reduced compared to fiscal 1994. Nonresidential construction is improving as the economy strengthens and profit margins in this group are beginning to improve. The Contracting and

Construction Services operation provided a positive average net cash flow in excess of Centex's investment in the group of $60 million during fiscal 1995 and $74 million during fiscal 1994.

Equity in Earnings of Affiliate (CXP)

Centex's 49% "Equity in Earnings of Affiliate (CXP)" was $16.6 million in fiscal 1995. Fiscal year 1994's earnings which represented Centex's 100% ownership of CXP were also $16.6 million. Centex Construction Products, Inc. fiscal 1995 operating results benefitted from improved demand and pricing for its cement and gypsum wallboard products.

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

Led by outstanding results from its Home Building and Financial Services businesses and significant improvement in its Construction Products operations, Centex reported for fiscal year 1994 revenues of $3.0 billion ($2.4 billion in 1993), earnings before income taxes of $135 million ($91.8 million in 1993), net earnings of $85.2 million ($61.0 million in 1993) and earnings per share of $2.60 ($1.91 in 1993).

Home Building

The following summarizes Home Building results for the two-year period ending March 31, 1994 (dollars in millions, except per unit data):

                                                           1994                        1993
                                              -------------------------     -------------------------
Home Building Revenues                        $   1,869.8         100.0%    $   1,433.1         100.0%
Cost of Sales                                    (1,560.0)        (83.5%)      (1,186.6)        (82.8%)
Selling, General & Administrative                  (213.8)        (11.4%)        (166.6)        (11.6%)
                                              -----------    ----------     -----------    ----------

Operating Earnings                            $      96.0           5.1%    $      79.9           5.6%
                                              ===========    ==========     ===========    ==========

Units Closed                                       12,563                        10,279

Unit Sales Price                              $   147,466                   $   138,359
   % Change                                           6.6%                          2.0%

Operating Earnings per Unit                   $     7,640                   $     7,408
   % Change                                           3.1%                          3.7%

Home Building's gross profit margin declined in fiscal 1994 compared to fiscal 1993 due to increases in construction material costs, primarily lumber. Margins in 1994 were also impacted by the results of operations in California, which continued to experience negative economic conditions. Home closings and orders for fiscal 1994 were at the highest level in company history through fiscal 1994.

Financial Services

The following summarizes Mortgage Banking's results for the two-year period ending March 31, 1994 (dollars in millions):

                                                 1994           1993
                                              -----------    -----------
Revenues                                      $     187.9    $     129.7
                                              ===========    ===========
Operating Earnings                            $      71.0    $      47.8
                                              ===========    ===========
Origination Volume                            $   6,428.4    $   4,205.8
                                              ===========    ===========
Number of Loans Originated
  Centex-built Homes                                9,289          7,758
  Non-Centex-built Homes                           49,254         30,543
                                              -----------    -----------
                                                   58,543         38,301
                                              ===========    ===========

The 45% increase in revenues and the 49% increase in operating earnings in fiscal 1994 compared to fiscal 1993 were the result of an improving economy and mortgage rates, which were at a 25-year-low. These conditions resulted in an influx of refinancing by existing homeowners. As a result, Mortgage Banking significantly expanded its operating locations and personnel during fiscal 1994.

The Savings and Loan segment reported fiscal 1994 revenues of $15.5 million, compared to $17.3 million in the prior fiscal year. Operating earnings from the Savings and Loan were $2.6 million for the current fiscal year, compared to $3.0 million in fiscal 1993.

Contracting and Construction Services

The following summarizes Contracting and Construction Services results for the two-year period ending March 31, 1994 (dollars in millions):

                                                 1994           1993
                                              -----------    -----------
Revenues                                      $     966.6    $     783.2
                                              ===========    ===========
Operating Loss                                $      (4.5)   $      (4.1)
                                              ===========    ===========
New Contracts Received                        $   1,029.2    $   1,166.8
                                              ===========    ===========
Backlog of Uncompleted Contracts              $   1,236.1    $   1,173.5
                                              ===========    ===========

Contracting and Construction Service's operating losses during fiscal 1994 and 1993 resulted from continued weak operating margins as a result of competition for fewer available industry-wide projects compared to prior years. The increase in revenues of 23% in fiscal 1994 over fiscal 1993 resulted from this group being awarded more projects on which it submitted bids in fiscal 1993 and early 1994. However, the increased revenues also had low margins, which did not improve operating earnings. The Contracting and Construction Services operations provided average positive net cash flow in excess of Centex's investment in this group of $74 million during fiscal 1994 and $73 million during fiscal 1993.

Construction Products

The following summarizes Construction Products results for the two-year period ending March 31, 1994 (dollars in millions):

                                                 1994           1993
                                              -----------    -----------
Revenues                                      $     166.8    $     136.5
                                              ===========    ===========
Operating Earnings                            $      16.6    $       4.6
                                              ===========    ===========

Construction Products revenues increased 22% and operating earnings increased 261% in fiscal 1994 compared to fiscal 1993. Improved sales prices, higher sales volumes and lower operating costs contributed toward improved operating earnings. The higher sales volumes were primarily due to increasing demand for the cement-related and gypsum wallboard products, which resulted in the improved pricing levels.

STOCK REPURCHASES

As a result of Centex's strengthened financial position after CXP's initial public offering, Centex commenced a stock purchase program as the Centex stock price fell to and remained at depressed levels. In total, the company repurchased 3.7 million shares of its common stock or about 12% of the shares outstanding at the beginning of fiscal 1995. Centex currently has board authorization to purchase approximately 930,000 additional shares.

FINANCIAL CONDITION AND LIQUIDITY

Centex fulfills its short-term financing requirements with cash generated from its operations and funds available under its credit facilities. These credit facilities also serve as back-up lines for overnight borrowings under its uncommitted bank facilities and commercial paper program. During fiscal 1995, Centex replaced two separate bank credit agreements with a five-year $425 million bank revolving credit facility. There were no borrowings under this or the prior facilities during fiscal 1995, 1994 or 1993. In addition, CTX Mortgage Company has its own $500 million of credit facilities to finance mortgages which are held during the period while they are being securitized and readied for delivery against forward sale commitments.

During fiscal 1995, $179.7 million of cash was provided by Centex's operations, compared to $104.0 million used by operations in fiscal 1994. The improvement in fiscal 1995 operational cash flow resulted primarily from a reduction in residential mortgage loans being held pending delivery against forward sales commitments.

Cash of $92.3 million in fiscal 1995 and $201.5 million in fiscal 1994 was used to increase inventories of homes under construction, land and land development costs as home sales and in-process construction increased during the periods. Payables and accruals decreased in fiscal 1995 over the prior year end balances due primarily to reduced operating activity in the Mortgage Banking group, the disposition of the Savings and Loan and the CXP transaction, which deconsolidated the Construction Products group.

In fiscal 1995, another significant source of funds was the dividend and other receipts related to CXP's initial public offering, which provided $186.5 million in cash to Centex. The cash was used to reduce short-term indebtedness.

The decrease in marketable securities and S&L deposits during fiscal 1995 resulted from the disposition of the Savings and Loan. The fiscal 1995 decrease in debt related primarily to the decline in mortgage loan activity in the Mortgage Banking group and the associated decline in mortgage loans held pending delivery against forward sale commitments.

The company believes it has adequate resources and sufficient credit facilities to satisfy its current needs and provide for future growth.

OUTLOOK

In December 1994, the company entered into an agreement with Dallas-based Vista Properties, Inc. under which a subsidiary of Centex has agreed to acquire equity interests in Vista and in its affiliated partnership, Vista Partners, as part of a proposed prepackaged bankruptcy structuring by Vista. For an investment of approximately $70 million, Centex would acquire ownership in a portfolio of properties, comprising over 4,000 acres in seven states. The land is zoned, planned or developed for single- and multi-family residential, office and industrial, and retail and commercial. The acquisition would provide Centex with future residential sites in several of its existing markets as well as opportunities in retail, industrial and office segments. The transaction is expected to be completed during the summer of 1995.

The company expects fiscal 1996 results to be negatively impacted by fiscal 1995's lower home order rate (sales) and the resulting lower backlog at the beginning of fiscal 1996 compared to fiscal 1995. Although the company's expanding base in California should have a positive effect later in fiscal 1996, the opening of new neighborhoods there was delayed due to heavy spring rains. The recent decline in interest rates should provide an increase in activity for both the Home Building and Mortgage Banking operations. The company's Mortgage Banking operation is now positioned for profitability at lower volume levels and the Contracting and Construction Services division should become profitable as higher margin contracts are completed.

Centex Corporation and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA (UNAUDITED)
================================================================================

                                                             ========================================================
                                                                1995            1994           1993           1992
                                                             --------------------------------------------------------
Revenues                                                     $ 3,277,504    $ 3,039,709    $ 2,363,325    $ 2,028,646
Earnings Before 1988 Accounting Change                       $    92,248    $    85,162    $    61,038    $    34,557
Cumulative Effect of Change in Accounting
    for Income Taxes                                                   -              -              -              -
                                                             -----------    -----------    -----------    -----------
Net Earnings                                                 $    92,248    $    85,162    $    61,038    $    34,557
                                                             ===========    ===========    ===========    ===========
Total Assets                                                 $ 2,049,698    $ 2,580,356    $ 2,272,093    $ 2,347,452
Total Long-term Debt, including debentures                   $   222,530    $   222,832    $   223,988    $   232,294
Total Debt                                                   $   427,381    $   429,470    $   368,988    $   298,508
Deferred Income Taxes                                        $    27,795    $    35,088    $    55,722    $    56,627
Stockholders' Equity                                         $   668,227    $   668,659    $   578,415    $   518,494
Total Debt as a Percent of Total Capitalization
    (Total Debt, Deferred Income Taxes,
       Negative Goodwill and Stockholders' Equity)                  38.0%          37.1%          35.8%          33.0%
Net Earnings as a Percent of Beginning
    Stockholders' Equity                                            13.8%          14.7%          11.8%           7.1%
Per Common Share
    Earnings Before 1988 Accounting Change                   $      3.04    $      2.60    $      1.91    $      1.11
    Cumulative Effect of Change in Accounting
       for Income Taxes                                                -              -              -              -
                                                             -----------    -----------    -----------    -----------
    Net Earnings                                             $      3.04    $      2.60    $      1.91    $      1.11
                                                             ===========    ===========    ===========    ===========
    Cash Dividends                                           $       .20    $       .20    $       .20    $       .20
    Book Value Based on Shares Outstanding at Year End       $     23.80    $     21.12    $     18.57    $     16.99
    Stock Prices
       High                                                  $    32 3/8    $    45 5/8    $    34 1/8    $    27 3/8
       Low                                                   $    20 1/4    $    27 1/2    $        20    $        17

    On November 30, 1987, Centex Corporation distributed as a dividend to its stockholders securities relating to Centex Development Company, L.P.
    (see Note H to the Consolidated Financial Statements of Centex Corporation and Subsidiaries). Since this distribution, such securities have traded in tandem with, and as a part of, the common stock of Centex Corporation.

    Net Earnings and Earnings Per Share for fiscal 1995 include $37.5 million and $1.23, respectively, related to the April 1994 IPO of 51% of the stock of Centex Construction Products, Inc. See Note C to financial statements.

    Debt and deferred taxes reflect Centex Corporation only, with the mortgage company and savings and loan association reflected on the equity method versus consolidation.

    Centex Construction Products, Inc. (CXP) become 49% owned in April 1994 as a result of an Initial Public Offering representing 51% of its equity (see Note C to financial statements). CXP's revenues for fiscal years 1994 and prior, and the related costs and expenses have been reclassified into "Equity in Earnings of Affiliate (CXP)". This reclassification facilitates comparisons between the periods.

                     For the Years Ended March 31,
======================================================================================
   1991            1990           1989           1988           1987           1986
- --------------------------------------------------------------------------------------
             (Dollars in thousands, except per share data)
$ 2,089,110    $ 1,925,423    $ 1,707,989    $ 1,352,601    $ 1,165,375    $ 1,268,382
$    43,605    $    62,003    $    40,020    $    24,063    $    44,204    $    47,569

          -              -              -         50,100              -              -
- -----------    -----------    -----------    -----------    -----------    -----------
$    43,605    $    62,003    $    40,020    $    74,163    $    44,204    $    47,569
===========    ===========    ===========    ===========    ===========    ===========
$ 2,037,486    $ 2,045,141    $ 1,800,522    $ 1,148,098    $ 1,150,720    $ 1,068,063
$   137,235    $   140,112    $   140,192    $   178,862    $   133,461    $    65,263
$   267,946    $   267,739    $   240,457    $   222,962    $   134,724    $   120,394
$    80,205    $    59,311    $    74,487    $   139,767    $   229,576    $   204,588
$   483,677    $   447,911    $   384,174    $   364,846    $   363,014    $   327,792

       30.9%          33.0%          32.6%          30.6%          18.5%          18.4%

        9.7%          16.1%          11.0%          20.4%          13.5%          15.8%

$      1.42    $      2.01    $      1.32    $       .75    $      1.24    $      1.31

          -              -              -           1.57              -              -
- -----------    -----------    -----------    -----------    -----------    -----------
$      1.42    $      2.01    $      1.32    $      2.32    $      1.24    $      1.31
===========    ===========    ===========    ===========    ===========    ===========
$       .20    $       .20    $    .14375    $      .125    $      .125    $      .125
$     16.07    $     14.85    $     13.28    $     12.13    $     10.23    $      9.17

$    21 7/8    $    20 7/8    $    14 7/8    $        17    $    20 1/4    $    16 3/4
$     9 3/4    $        14    $        10    $     7 7/8    $    14 1/2    $    10 1/4

Centex Corporation and Subsidiaries

QUARTERLY RESULTS (UNAUDITED)
================================================================================




                                                               March 31,
                                              =========================================
                                                 1995                           1994
                                              -----------------------------------------
                                            (Dollars in thousands, except per share data)
FIRST QUARTER
   Revenues                                   $   832,517                   $   654,962
   Earnings Before Income Taxes               $    84,779                   $    26,707
   Net Earnings                               $    53,398                   $    17,006
   Earnings Per Share                         $      1.67                   $       .52

SECOND QUARTER
   Revenues                                   $   855,709                   $   764,318
   Earnings Before Income Taxes               $    27,087                   $    38,001
   Net Earnings                               $    16,901                   $    22,846
   Earnings Per Share                         $       .55                   $       .70

THIRD QUARTER
   Revenues                                   $   793,205                   $   789,873
   Earnings Before Income Taxes               $    19,311                   $    36,682
   Net Earnings                               $    13,057                   $    23,586
   Earnings Per Share                         $       .44                   $       .72

FOURTH QUARTER
   Revenues                                   $   796,073                   $   830,556
   Earnings Before Income Taxes               $    14,611                   $    33,623
   Net Earnings                               $     8,892                   $    21,724
   Earnings Per Share                         $       .31                   $       .66

    The first quarter ended June 30, 1994, includes amounts related to Centex Construction Products, Inc.'s (CXP) initial public offering of: Earnings Before Income Taxes, $59,328; Net Earnings, $37,495; and Earnings Per Share, $1.17.